Points.com helps Icelandair increase options for Frequent Flyer members

Points.com welcomes Icelandair's Saga Club Program

TORONTO, June 5, 2007 – Points International Ltd. (PIL) (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world's leading reward-management portal, Points.com—is pleased to welcome its newest international partner, Icelandair.

Members of the Icelandair Saga Club Award Program will now be able to Swap Award Points with other loyalty programs and Redeem their Award Points for merchandise through Points.com. In addition, Saga Club members will soon be able to buy Award Points for themselves, purchase Award Points as a gift, and share Award Points with others.

"We are excited to offer Icelandair's Saga Club members more ways to manage their Award Points," said Points International CEO Rob MacLean. "By giving members the opportunity to make the most out of their rewards, we are helping to provide more value for Saga Club members and create increasingly loyal customers for Icelandair.

"We welcome Points.com as our new partner," said Icelandair CEO Mr. Jón Karl Ólafsson. "This new partnership is a part of the continuing work to offer our Saga Club members improved service with new and exciting possibilities for using their points. We are looking forward working with Points.com and are sure our members will welcome the additional service we can now provide."

With this new partnership, Points International will take a principal role in the operations, marketing and commercial transaction support for these new products.

"By providing a full service solution for our partners, we are able to leverage our expertise developed through working with the world's leading Loyalty Programs to the benefit of Icelandair and Saga Club," said MacLean.

As part of the launch, Icelandair and Points.com will be offering Saga Club members a sweepstakes, with the chance to win one of three prizes of 70,000 Award Points each. Details of the contest will be at www.points.com after June 7th, 2007.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About Icelandair

Icelandair in 2007 celebrates 70 years of aviation. The airline is the largest subsidiary of the Icelandair Group, a holding company with 10 independent subsidiaries focused on the airline and tourism sectors. Icelandair Group is listed on the Icelandic stock exchange (ICEX) as ICEAIR. Icelandair operates from Boston, New York-JFK, Baltimore/Washington,

Minneapolis/St. Paul, Orlando Sanford and now Halifax. In addition to Reykjavik, Icelandair services destinations in Scandinavia (Copenhagen, Helsinki, Gothenburg, Stockholm, Oslo, Bergen); Great Britain (London, Manchester, Glasgow); and Continental Europe (Amsterdam, Barcelona, Berlin, Frankfurt, Madrid, Milan, Munich, Paris) through the airline's hub in Iceland. Website: http://www.icelandair.com

For more information contact:

For investor relations:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382, anthony.lam@points.com;

Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.

Mr. Guðjón Arngrímsson, Vice President PR, Icelandair Group, +354-5050 393, gudjon@icelandair.is

Corporate website: www.points.com/corporate

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.